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                             August 18, 2021

       Jason Krantz
       Chief Executive Officer
       Definitive Healthcare Corp.
       550 Cochituate Rd
       Framingham, MA 01701

                                                        Re: Definitive
Healthcare Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August 5,
2021
                                                            CIK No. 0001861795

       Dear Mr. Krantz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 20, 2021.

       Draft Registration Statement on Form S-1 filed August 5, 2021

       Cover Page

   1. We note that you highlight revenue and revenue growth in your graphic disclosure. Please revise to provide a
more balanced presentation of the company's financial health by presenting net loss
information with equal prominence to your other measures. Refer to
                                                        Securities Act Forms
C&DI 101.02.
       Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

   2. We note your response to comment 2 and reissue that comment in part. For each of
                                                        Adjusted Gross Margin
and Adjusted EBITDA Margin, please present with equal or
                                                        greater prominence, its
most directly comparable financial ratio calculated and presented
 Jason Krantz
Definitive Healthcare Corp.
August 18, 2021
Page 2
         in accordance with GAAP and its respective reconciliation to such ratio. Refer to Item
         10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC   s
Adopting Release
         titled    Conditions for Use of Non-GAAP Financial Measures
(Release No. 33-8176).
Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of June 30, 2021), page 85

3. We note in your response to comment 3 you intend to amend the terms of the LLC agreement to provide for the ability of the holders to exchange their LLC Units for
         Class A common stock and the LLC agreement will not provide for the option for the
         Company to satisfy an exchange request in cash. With a view towards clarifying disclosure, please tell us if the Class A common stock issued to satisfy an LLC unit holder's redemption request may consist of unregistered shares. Refer to ASC 815-40-25-
         10.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 111

4. Please disclose your accounting policies and assumptions underlying your presentation, recognition and measurement of redeemable noncontrolling interest at inception and in subsequent reporting periods, including your attribution of its respective share of
         Definitive OpCo's allocated profit/ loss after the Reorganization Transactions and the consummation of this offering.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365
or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



FirstName LastNameJason Krantz                               Sincerely,
Comapany NameDefinitive Healthcare Corp.
                                                             Division of
Corporation Finance
August 18, 2021 Page 2                                       Office of
Technology
FirstName LastName